EX 99.28(d)(16)(vi)

Amendment to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Boston Partners Global Investors, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Boston Partners Global Investors, Inc.(formerly, Robeco Investment Management, Inc.), a Delaware Corporation and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 15th day of September, 2014, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, for clarity regarding multi-managed funds, the Board of Trustees of the Trust, has approved, and the Parties have agreed, to amend the following sections of the Agreement:

The third “Whereas” clause of the introductory section; and

Section 1. “Appointment”.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	The third “Whereas” clause in the introductory section of the Agreement is hereby deleted and replaced with the following paragraphs:

“Whereas, the fund or funds listed on Schedule A hereto (each, a “Fund”) are series of the Trust;

Whereas, the Board of Trustees of the Trust and the Adviser desire that the Adviser retain the Sub-Adviser as Adviser’s agent to render investment advisory services for the portion of each Fund’s assets allocated to the Sub-Adviser, as determined from time to time by the Adviser, in the manner and on the terms hereinafter set forth;”

2)	The first paragraph of Section 1. “Appointment” of the Agreement is hereby deleted and replaced with the following paragraph:

1.	Appointment. Subject to the approval of the Board of Trustees of the Trust (the “Board of Trustees”), Adviser represents and warrants that it has full legal power and authority to enter into this Agreement and to delegate investment advisory services, and hereby appoints Sub-Adviser to provide certain sub-investment advisory services to the Funds for the period and on the terms set forth in this Agreement, and the appointment of Sub-Adviser hereunder is permitted by Trust’s and Adviser’s governing documents and has been duly authorized by all necessary corporate or other action. Such appointment may be limited to a portion of Fund assets allocated to the Sub-Adviser by the Adviser, which may be changed from time to time at the sole discretion of the Adviser. References to the “Fund” or “Funds” in this Agreement shall refer to the portion of Trust assets allocated to the Sub-Adviser by the Adviser, except where the context otherwise indicates. Adviser represents that this Agreement has been duly authorized and will be binding upon Adviser.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed, effective August 31, 2018.

Jackson National Asset Management, LLC		Boston Partners Global Investors, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Matthew J. Davis
Name:	Mark D. Nerud	Name:	Matthew J. Davis
Title:	President and CEO	Title:	Chief Operating Officer

		By:	/s/ William G. Butterly III
		Name:	William G. Butterly III
		Title:	General Counsel

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